ALEXANDER M. DONALDSON

adonaldson@wyrick.com

November 16, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Johnny Gharib

Re:	Cempra, Inc

Registration Statement on Form S-1

Filed October 29, 2012

File No. 333-184637

Dear Mr. Gharib:

We write this letter on behalf of our client Cempra, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated November 8, 2012. Our response below is numbered to correspond to the numbered comment in the Staff’s letter, which is repeated below in italics.

1.	We note that you incorporate by reference “all of the filings pursuant to the Securities Exchange Act of 1934, as amended, after the date of the filing of the original registration statement and prior to the effectiveness of the registration statement.” As Form S-1 does not allow forward incorporation by reference of subsequently filed reports, please amend your registration statement to remove this language. Please refer to Item 12 of Form S-1 and Question 113.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

The referenced sentence has been deleted from page 48 of the prospectus.

* * * * *

U.S. Securities and Exchange Commission

November 16, 2012

In addition to the revision discussed above, the prospectus has been revised to update the dates for which information is given on the cover page and pages 19, 20, 28, 33, 39, 40, 45 and 48 and elsewhere for other smaller revisions and corrections.

Cempra respectfully submits that the foregoing discussion and amendment to the registration statement are appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc:	Mark W. Hahn